

October 29, 2014

RealD Inc.
100 N. Crescent Drive, Suite 200
Beverly Hills, California 90210
Attn: Michael V. Lewis, Chairman and Chief Executive Officer

cc: Board of Directors

Dear Michael,

Four weeks ago today, Starboard Value LP, together with its affiliates (collectively, "Starboard", "we", or "our"), submitted a non-binding indication of interest to purchase all of the outstanding shares of RealD Inc. ("RealD", or the "Company") that we do not currently own at a price of $12.00 per share in cash (the "Proposal"). The Proposal, submitted after the market closed on October 1, 2014, represented a premium of approximately 29% relative to RealD's closing price on that day. Unfortunately, despite multiple attempts to engage constructively with you to discuss our Proposal, to date you have neither provided us with any meaningful feedback, nor shown any willingness to engage with us, regarding our Proposal.

In an attempt to begin a constructive dialogue, we suggested during a phone conversation with you that a positive first step could be a meeting between representatives of Starboard and RealD to discuss the Proposal and our views on the Company. To date, we have not even received a response to our suggestion that such a meeting be held. This is both surprising and disappointing considering that the Company stated in its brief three-sentence response to our Proposal on October 1, 2014 that "RealD is always open to constructive discussions about opportunities to increase stockholder value."

After making our Proposal to acquire RealD, we have received feedback from many of the Company's shareholders. The consistent message from shareholders is that maintaining the status quo at RealD is not acceptable. Not a single shareholder we have heard from is in favor of you simply ignoring our Proposal and going back to business as usual. Further, many shareholders believe that the best course of action for the Company is to undertake a robust exploration of strategic alternatives to maximize shareholder value, including a sale of the Company. You should make no mistake about our sincere desire and ability to own RealD and, if necessary, our willingness to participate in a competitive process to buy the Company.

We strongly urge you and the Board of Directors to reconsider your uncooperative approach, and instead immediately engage with us to explore the Proposal and negotiate a transaction. We continue to believe that Starboard would be a good long-term partner for RealD. We are prepared to enter into meaningful discussions regarding our Proposal and to devote all necessary resources to evaluate and complete a negotiated transaction. While we believe it would be in

everyone's best interest to engage privately and constructively to explore a potential transaction, we must, however, reserve all of our rights to take any action we deem necessary in furtherance of our Proposal. We hope you will reconsider your current stance, and we stand ready to meet at your convenience to discuss next steps.

Best Regards,

Peter A. Feld
Managing Member
Starboard Value LP